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                           January 26, 2024

       Lee E. Beckelman
       Chief Financial Officer
       Smart Sand, Inc.
       28420 Hardy Toll Road, Suite 130
       Spring, Texas 77373

                                                        Re: Smart Sand, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 28,
2023
                                                            File No. 001-37936

       Dear Lee E. Beckelman:

              We have reviewed your January 12, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 12,
       2023 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 2. Properties, page 40

   1. We note your response to comment 1. Please include the point of reference and the price used to demonstrate the
reasonable prospect of economic extraction with your New
                                                        Auburn/Hixton mineral
resource table, as required by Item 1303(b)(3) of Regulation S-K.
       Item 15. Exhibits, Financial Statement Schedules
       Exhibits 10.25, 10.26, & 10.28, page 97

   2. We note your response to comment 6 and we reissue the comment with respect to Exhibits
                                                        10.25, 10.26, and
10.28. This is required information in the technical report summary.
                                                        Please confirm that you
will revise subsequent technical report summaries to include at least one cross-section
and one stratigraphic column of the local geology as required by
                                                        Item
601(b)(96)(iii)(B)(6)(iii) of Regulation S-K.
 Lee E. Beckelman
Smart Sand, Inc.
January 26, 2024
Page 2
Item 15. Exhibits, Financial Statement Schedules
Exhibit 10.27, page 97

3. We note your responses to comments 6, 7, 11, 12, and 13 and we reissue the comments with respect to Exhibit 10.27. Please consult with your qualified person and obtain a revised technical report summary that addresses all comments, including comment 10.

         Please note that an initial assessment that supports the disclosure of mineral resources must, at a minimum, include all of the information specified in paragraphs
         (b)(96)(iii)(B)(1) through (11) and (20) through (25) of Item 601(b)
of Regulation S-K.
         Please address all required paragraphs in the revised report. We suggest including or identifying the corresponding paragraphs in your revised technical report summary.

         All mineral resources must include the qualified person's estimates of cut-off grades based on assumed costs and prices that provide a reasonable basis for establishing the prospects of economic extraction, as required by Item
(601)(b)(96)(iii)(B)(11)(iii) of Regulation S-
         K. Absent a cut-off grade for a sand deposit, minimum quality and/or API specifications with assumed costs and grades may also be considered provided the qualified person describes how the project will distinguish between material sent to the processing facility and material sent to waste.
       Please contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if you
have questions regarding comments.



FirstName LastNameLee E. Beckelman                            Sincerely,
Comapany NameSmart Sand, Inc.
                                                              Division of
Corporation Finance
January 26, 2024 Page 2                                       Office of Energy
& Transportation
FirstName LastName